                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            WESTMORELAND COAL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    960878106
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                           One Penn Plaza, Suite 4720
                            New York, New York 10119
                                 (212) 760-0134

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2000
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g) check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for the parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             CUSIP NUMBER 960878106

(1)      Name of Reporting Persons.                                       Wynnefield Partners Small Cap Value, L.P.

         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                     (a) /X/
         Member of a Group (see instructions)                                                               (b) / /
(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                              Delaware

         Number of Shares                   (7)      Sole Voting                                            257,110
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                          478,136
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                       257,110
                                                     Power
               with:
                                            (10)     Shared Dispositive                                     478,136
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                735,246
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                      10.4%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                           PN


                             CUSIP NUMBER 960878106

(1)      Name of Reporting Persons                                        Wynnefield Partners Small Cap Value, L.P. I
         I.R.S. Identification
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                                                       (a) /X/
         Member of a Group*                                                                                   (b) / /

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                        WC

(5)      Check if Disclosure of Legal                                                                             / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                                Delaware

         Number of Shares                   (7)      Sole Voting                                              339,087
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                            396,159
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                         339,087
                                                     Power
               with:
                                            (10)     Shared Dispositive                                       396,159
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                  735,246
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                         / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                        10.4%
         Amount in Row (11)

(14)    Type of Reporting Person (see instructions)                                                             PN


                             CUSIP NUMBER 960878106

(1)      Name of Reporting Persons                                     Wynnefield Small Cap Value Offshore Fund, Ltd.
         I.R.S. Identification
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                                                       (a) /X/
         Member of a Group*                                                                                   (b) / /

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                        WC

(5)      Check if Disclosure of Legal                                                                             / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Cayman Islands

         Number of Shares                   (7)      Sole Voting                                              139,049
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                            596,197
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                         139,049
                                                     Power
               with:
                                            (10)     Shared Dispositive                                       596,197
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                  735,246
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                         / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                        10.4%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                               PN

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D ("Statement") relates to common stock, $2.50 par value (the "Common Stock"), of WESTMORELAND COAL COMPANY, a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903. This Statement replaces in its entirety the Statement on
Schedule 13D/A filed by the "Reporting Persons" as part of a separate and distinct 13D "group" on March 3, 2000. The Reporting Persons identified in this Statement have withdrawn from the group identified in the Schedule 13D filed by the separate group on March 3, 2000. Included as shares of Common Stock, unless specifically noted otherwise, are the equivalent number of common shares into which Depository Shares of Series A Convertible Exchangeable Preferred Stock of the Issuer, $1.00 par value per Preferred Share are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentage of Common Stock owned has been calculated by dividing: (1) the number of shares of Common Stock thus calculated by (2) the number of outstanding shares of Common Stock as shown on the issuer's most recent Form 10-Q, plus the number of Common Stock shares into which Depository Shares owned by the Reporting Persons are convertible.

         The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 735,246, or 10.4% of the common stock as calculated above (7,079,909 shares).

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). The Reporting Persons and the Controlling Persons are sometimes collectively referred to as the "Item 2 Persons." The Reporting Persons have included as APPENDIX A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

 (b) and (c)      REPORTING PERSONS

                  Wynnefield and Wynnefield I are Delaware limited partnerships. Wynnefield Offshore is a Cayman Island private investment company. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

                  CONTROLLING PERSONS

                  The principal address of each Controlling Person, which also serves as such person's principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

                  Wynnefield:

                  WCM, a New York limited liability company, is the general partner of Wynnefield. The principal business of WCM is money management and acting as an advisor to Wynnefield and other entities and activities related thereto.

                  Obus and Landes, directly and through WCM, own a controlling interest in Wynnefield. Obus is the managing member of WCM. The principal occupation of Obus and Landes is financial management.

                  Wynnefield I:

                  WCM, a New York limited liability company, is the general partner of Wynnefield I. The principal business of WCM is money management and acting as an advisor to Wynnefield I and other entities and activities related thereto.

                  Obus and Landes, directly and through WCM, own a controlling interest in Wynnefield I. Obus is the managing member of WCM. The principal occupation of Obus and Landes is financial management.

                  Wynnefield Offshore:

                  Capital, a Delaware corporation, is the investment manager of Wynnefield Offshore. The principal business of Capital is money management and acting as an advisor to Wynnefield Offshore and other entities and activities related thereto. Obus and Landes are the directors, principal executive officers and controlling shareholders of Capital.

                  Obus and Landes are the directors and principal executive officers of Wynnefield Offshore. The principal occupation of Obus and Landes is financial management.



 (d) and (e)      During the last five (5) years, no Item 2 Person has
                  been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or

                                       6.

                  administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Obus and Landes are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used by each of the Reporting Persons to purchase the reported securities was working capital.

         Wynnefield acquired: 1) 253, 353 shares of Common Stock from August 18, 1995 through March 1, 2000 on the open market at prices ranging from $.54 to $4.44, and 2) 2,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share.

         Wynnefield I acquired: 1) 334,647 shares of Common Stock from March 9, 1998 through March 1, 2000 on the open market at prices ranging from $1.54 to $3.75, and 2) 2,600 Depository Shares on the open market on April 14, 2000 at $15.80 per share.

         Wynnefield Offshore acquired: 1) 137,000 shares of Common Stock from April 8, 1997 through March 1, 2000 on the open market at prices ranging from $.54 to $3.47, and 2) 1,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons each acquired the reported securities for investment purposes. However, the Reporting Persons intend to pursue a dialogue with management regarding enhancing shareholder value. The Reporting Persons also intend to review continuously their investment in the Issuer, and may in the future determine to : (i) acquire additional securities of the Issuer, through conversion of the Depository Shares, open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer;
         (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action

                                       7.

         whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on May 18, 2000 (based on 7,069,663 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended March 31, 2000). For purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Reporting Person has converted all convertible securities held by such Reporting Person into Common Stock as described in Item 1 of this Statement, subject to the total number of shares of Common Stock authorized under the Issuer's Certificate of Incorporation.


                           WYNNEFIELD                     WYNNEFIELD I              WYNNEFIELD       TOTAL
                           ----------                     ------------               OFFSHORE        -----
                                                                                    ----------
COMMON STOCK               253,353                        334,647                   137,000          725,000

DEPOSITORY SHARES          2,200                          2,600                     1,200            6,000

DEPOSITORY SHARES AS       3,757                          4,440                     2,049            10,246
CONVERTED*

PERCENTAGE**               3.6                            4.8                       2.0              10.4

                  *As converted into Common Stock at a conversion ratio of
                  1.7078 shares of Common Stock for each Depository Share.

                  ** Common Stock beneficially owned as a percent of (i) 7,069,663 shares of Common Stock, plus (ii) the number of shares of Common Stock into which Depository Shares held by that entity are convertible, resulting in denominators of 7,073,420; 7,074,103; 7,071,712 and 7,079,909, respectively.

                  CONTROLLING PERSONS

                  Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

                  Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

                                       8.

                  Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

         (b)      REPORTING PERSONS

                  Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

                  The Reporting Persons have acquired an aggregate of 6,000 Depository Shares of the Issuer on the open market within the last 60 days.

         (c)      Not applicable.

         (d)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have agreed to pursue a dialogue with management regarding enhancing shareholder value. The Reporting Persons also intend to review continuously their investment in the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through conversion of the Depository Shares, open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

                                       9.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       TITLE OF EXHIBIT
-----------       ----------------

                  Not applicable.

                                 (SIGNATURE PAGE FOLLOWS)





                                       10.

         After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  May 26, 2000

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                     By: Wynnefield Capital Management, LLC,
                                         its general partner


                                         By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: Managing Member

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                     By: Wynnefield Capital Management, LLC,
                                         its general partner


                                         By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: Managing Member

                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                     By: Wynnefield Capital, Inc.
                                         its general  partner


                                     By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: President

                                       11.

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock and depository receipts of Westmoreland Coal Company. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 26th day of May, 2000.




                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                     By: Wynnefield Capital Management, LLC,
                                         its general partner


                                         By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: Managing Member

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                     By: Wynnefield Capital Management, LLC,
                                         its general partner


                                         By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: Managing Member

                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                     By: Wynnefield Capital, Inc.
                                         its general partner


                                         By: /s/ Nelson Obus


                                         Name:  Nelson Obus
                                         Title: President


                                       12.